Exhibit 3

PROPOSAL

Stilwell Activist Investments, L. P. intends to submit the Proposal for consideration by stockholders at the 2026 Annual Meeting.

Proposal:

RESOLVED, that the stockholders of Lake Shore Bancorp, Inc. (the “Company”) request that the Board of Directors of the Company shall make no acquisition of any other financial institution or financial services company until such time as the Company’s common stock has traded above its book value per share for 60 consecutive trading days.

Stilwell Activist Investments, L. P. is submitting the Proposal because it believes that the most effective way to maximize value per share is through repurchasing the Common Stock at a discount to book value, rather than acquiring another financial institution, which is typically transacted at a premium to book value.